Filed by: PVF Capital Corp. pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: United Community Financial Corp.
Commission File No.: 0-024399
Home Savings Employees
Q: Who is Park View Federal Capital Corp.?
Park View Capital Corp. is a unitary thrift holding company headquartered in Solon Ohio. Its primary subsidiary, Park View Federal Savings Bank, was founded in 1920 and has assets totaling $908 million. It employs 220 people while operating 17 full-service branches throughout the Greater Cleveland area.
Q: Why did we acquire Park View?
This is an important step in implementing our strategic plan to grow our company through product and geographic expansion. The acquisition of Park View will give Home Savings additional growth opportunities in new markets and will strongly complement the expansion we have achieved in the past few years. The Park View market area is a perfect fill in to the existing Home Savings footprint. Furthermore, our employees will benefit from increased job opportunities, our customers will benefit from an expanded branch network and our shareholders will benefit since this deal is expected to be immediately accretive to earnings per share.
Q: Will any Home Savings or Park View jobs be eliminated or added as a result of this acquisition?
There are no definitive plans to eliminate jobs at this time, but we cannot rule out the possibility in the future. As a result of combining the two companies, we do believe there will be increased job opportunities for our employee base.
Q: Will my job/department be expected to provide support to Park View branches?
Yes, the same as the support currently provided to our current branches since Park View will become an extension of the Home Savings branch network.
Q: What effect will this have on 2008 goals/budget?
The corporate budget will change accordingly, however, individual goals and objectives for most people should remain the same.
Q: We have enjoyed our status as a community bank. Will we lose our “local feel” with this expansion?
No, we will continue to operate as a community bank. Park View and Home Savings share the philosophy that community banks distinguish themselves based upon the level of service they provide and their commitment to the communities served.

Q: Will there be any more acquisitions in the near future?
We are always looking for opportunities that fit into our growth strategy.
Q: What are the next steps to be taken in this acquisition process?
Now that the definitive agreement has been signed, we will be taking measures to assure a smooth transition, while awaiting approval from the regulators, PVFC shareholders and UCFC shareholders.
Q: When will Park View become Home Savings?
Upon completion of the acquisition, which is expected to be at or near year end 2007, Park View branches will become Home Savings branches and branch signage will reflect the change.
Q: Will Park View accounts be converted into Home Savings products?
Park View accounts will eventually be merged into the Home Savings product line, however, the Home Savings product line may also be enhanced and expanded as a result of products being brought over from Park View.

Filed by: PVF Capital Corp. pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: United Community Financial Corp.
Commission File No.: 0-024399
Park View Customers
Q: Who are United Community and Home Savings?
United Community is a unitary thrift holding company headquartered in Youngstown, Ohio with two subsidiaries: The Home Savings and Loan Company, an Ohio-chartered savings bank and Butler Wick Corp., a trust and securities brokerage firm, both headquartered in Youngstown, Ohio. Home Savings operates 38 full-service branches and five loan production offices located throughout Ohio and Western Pa., while Butler Wick has 19 offices and two trust facilities located in Northeastern Ohio and Western Pennsylvania.
Q: Why has Park View agreed to be acquired by United Community?
Home Savings is the right match for Park View. Home Savings is a community-based financial institution with a 118-year history of offering personalized banking services to the small- to mid-sized communities that it serves and, like Park View, it has derived much of its success because of its unwavering commitments to delivering exceptional customer service and giving back to the communities in which it serves. We forged this relationship because of the common belief that community-based financial services companies, such as Home Savings, are in the best position to offer value-added products and services to their customers.
Q: Will my branch be closed?
There are no present plans to close specific branches. As a part of normal business practice, however, ongoing evaluations of the branch network will be made consistent with our commitment to customer service and convenience.
Q: Will branch hours change?
There are no present plans to adjust existing branch hours.
Q: Now that Park View is becoming part of a larger bank, will I see a difference in the service provided?
One of the characteristics that attracted these two banks to one another was the commitment of each to an exceptional level of service. Business will continue to be conducted at our usual high standard — as it has for the past 87 years. In fact, because we will soon be offering a greater variety of products and services under the Home Savings name, our valued customers will be the major beneficiaries of this union.

Q: What new products and services will Home Savings be able to offer me?
There are many enhancements on the horizon for our customers. As Home Savings, we will offer several exciting additions to our product line including deposit products, investment products, loan programs and expanded delivery systems such as online banking and telephone banking.
Q: Will my accounts be moved to Youngstown?
No, customer accounts will continue to be handled in the same manner as they are now.
Q: Will my account(s) be converted to Home Savings products/rates/fees, etc.?
As the Park View product line is merged with that of Home Savings, there may be some changes, of which we will be sure to keep you informed. This is no different than at any bank — we constantly evaluate the financial needs of our customer base and revise our product line to best serve those needs.
Q: Will customers be able to transact business at existing Home Savings branches?
Yes, upon the merging of systems, all 55 branches will be able to be used by all customers.
Q: Will customers be able to use their existing checks?
Yes, until the acquisition is complete.
Q: We have enjoyed our status as a community bank. Will we lose our local feel with Home Savings?
Not at all. We will continue to operate as a community bank. Park View and Home Savings share the philosophy that community banks distinguish themselves based upon the level of service they provide and their commitment to the communities served. Our deep roots within our community are strong and they will remain so.
Q: Is Park View in poor financial shape?
No. Park View Federal is a well-capitalized financial institution, which will become even stronger as a result of this transaction.
Q: Where can I find out more information about Home Savings.
We encourage you to visit its website at www.homesavings.com.

Filed by: PVF Capital Corp. pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: United Community Financial Corp.
Commission File No.: 0-024399
Park View Employees
Q: Who is Home Savings?
The Home Savings and Loan Company is a 118 year-old community bank headquartered in Youngstown, Ohio. It operates 38 full-service branches and five loan production offices throughout Ohio and western Pa. Home Savings is a subsidiary of United Community Financial Corp. (UCFC), which also owns Butler Wick, a trust and securities brokerage company that has 19 offices and two trust facilities located in Northeastern Ohio and Western Pennsylvania.
Q: Will I lose my job?
There are no definitive plans to eliminate jobs at this time, but we cannot rule out the possibility that there may be staffing cuts in the future, where there is geographic overlap or redundancy of functions.
Q: How will my salary and benefits be affected?
Upon completion of the transaction, Park View benefits plans will be terminated. Park View employees who remain with Home Savings will receive full credit for years of service. Our compensation and benefits package is highly competitive.
Q: Will I need to transfer to Youngstown upon the completion of the merger?
One of the benefits to all employees is an increased opportunity for career advancement and it is possible that some people who want to take advantage of such an opportunity may need to work at a location different from the present one. It should be noted, however, that there is less than one hour travel time between the Solon headquarters and that in Youngstown.
Q: Will we have to go through a computer systems conversion?
Fortunately both companies operate on the same system, just under different formats. Therefore, while there will be a conversion in the future, everyone should enjoy the benefit of already knowing the systemic procedures.

Q: Will there be elimination — or consolidation — of any departments in the new organization?
Yes, but those areas have not yet been identified
Q: Will any branches be closed?
There are no present plans to close specific branches. In a very few number of cases, there appears to be some geographic overlap, which would cause us to evaluate the situation at a later date. If there ends up being a branch closing, we would hope that staff could be absorbed into other operations.
Q: Will this transaction change the way we do business?
The two companies are very similar in nature in that they distinguish themselves on the level of customer service provided. Our continued commitment to our customers is paramount and therefore, we will always strive to provide the best service possible. As far as product and services are concerned, we will be able to offer several exciting additions to our deposit and investment products and expanded loan programs in mortgage and commercial lending.
Q: When will we learn more about this transaction?
Home Savings is committed to internal communication. Therefore, as we continue to move forward with this transition in the days and weeks ahead, you will be receiving frequent communications from the Home Savings and Park View management teams. In the meantime, I encourage you to visit www.homesavings.com for more information about Home Savings.
Q: Where should I refer customers with questions about this transaction?
You may refer to the communications that have been and will continue to be provided to you, encourage customers to visit Home Savings’ website at www.homesavings.com, or refer them to your supervisor.